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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                     INITIAL STATEMENT OF BENEFICIAL
                         OWNERSHIP OF SECURITIES

                                 FORM 3

    Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person

    Westgate International, L.P.
    c/o Midland Bank Trust Corporation
    (Cayman) Limited, P.O. Box 1109, Mary Street
    Grand Cayman, Cayman Islands, BWI

2.  Date of Event Requiring Statement (Month/Day/Year)

    10/14/98


3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker Trading Symbol

    Hayes Corporation (HAYZQ)

5.  Relationship of Reporting Person to Issuer (Check all applicable)


     X Director
       Officer (give title below)
       10% Owner
       Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (check applicable line)

     X Form filed by one Reporting Person
       Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

    a)  Common Stock, par value $0.01

    b)  Common Stock, par value $0.01

    c)  6% Cumulative Convertible Preferred Stock

    d)  6% Cumulative Convertible Preferred Stock

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2.  Amount of Securities Beneficially Owned (Instr. 4)

    a)  922

    b)  5,970

    c)  100

    d)  6,276

3.  Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

    a)  D

    b)  D

    c)  D

    d)  D

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    a)  N/A

    b)  N/A

    c)  N/A

    d)  N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)



2.  Date Exercisable and Expiration Date (Month/Day/Year)



3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)



4.  Conversion or Exercise Price of Derivative Security



5.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 5)



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6.  Nature of Indirect Beneficial Ownership (Instr. 5)





** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


WESTGATE INTERNATIONAL, L.P.
By:  Martley International, Inc.,
       Attorney-in-fact



     /s/ Paul E. Singer                        10/26/98
         **Signature of Reporting Person       Date

     Paul E. Singer, President








































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